

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 22, 2017

Jonathan Z. Cohen
Chief Executive Officer
Osprey Energy Acquisition Corp.
1845 Walnut Street, 10th Floor
Philadelphia, PA 19103

  Re: Osprey Energy Acquisition Corp.
    Draft Registration Statement on Form S-1
    Submitted April 24, 2017
    CIK No. 0001703785

Dear Mr. Cohen:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Your cover page is overly detailed and difficult to read. Please revise and confirm that the cover page will be printed in 10-point type or larger.

<u>Summary, page 1</u>

2. Please delete the second sentence. The summary should be a complete summary.

3. Please disclose briefly in the Summary that although you will not redeem shares in an amount that would cause net assets to fall below $5,000,001, you do not have a maximum

redemption threshold based on the percentage of the shares sold in your initial public offering as many blank check companies historically have had.

4.   Please disclose in the Summary that you may issue additional securities or incur debt to complete the initial business combination.

Our Company, page 2

5.   Please clarify here what you mean by "attractive risk-adjusted return profile" in the last paragraph on page 1 and "attractive risk-adjusted returns" in the first paragraph on page 2 as well as in the Business section.

6.   Please revise here and in the Business section to explain what you mean by a company under-performing its potential "due to a temporary period of dislocation in the markets in which they operate."

Corporate Information, page 5

7.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Founder Shares, page 9

8.   We note your disclosure that the number of founder shares issued to the sponsor was determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of this offering and that you will effect a stock dividend or share contribution prior to the offering should the size of the offering change in order to maintain such ownership percentage. We also note that you assume that the sponsor does not purchase any units in the offering. Please disclose whether the sponsor or any officer or director intends to purchase any units in the offering. If so, please revise your disclosure to include the number of units that may be purchased and how this might affect the ownership percentage held by the sponsor, officer or director upon completion of the offering.

Capitalization, page 58

9.   It appears from your disclosure in the first paragraph on page 19 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after such redemption. Please tell us why it is not appropriate to classify these shares entirely in the mezzanine under the guidance in paragraph 3f of ASC 480-10-S99-3A. In this regard, it appears that these

securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

Comparison of this Offering to Those of Blank Check Companies Subject to Rule 419, page 82

10.   Please revise to include disclosure related to the possibility that you may require stockholders to tender their stock certificates in connection with a tender offer or redemption.

11.   Please revise to include disclosure related to the limitations on redemption rights of stockholders holding more than 15% of the shares sold in the offering.

Management, page 87
Director Nominations, page 91

12.   We note your disclosure that stockholders who wish to nominate a director for election to the board of directors should follow the procedures set forth in your bylaws, but we are unable to locate such procedures. Please advise.

Principal Shareholders, page 94

13.   Please revise to identify the natural person or persons with voting and dispositive power over the shares held by Osprey Sponsor, LLC.

        You may contact James Peklenk at (202) 551-3661 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions.

                                        Sincerely,

                                        /s/ Erin K. Jaskot, *for*

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Mark E. Rosenstein
        Ledgewood PC